Mail Stop 0510

June 22, 2005

Via U.S. mail and facsimile

Philip R. Mengel, Chief Executive Officer
U.S. Can Corporation
700 East Butterfield Road, Suite 250
Lombard, IL  60148

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the period ended April 3, 2005
			File No. 333-53276


Dear Mr. Mengel:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the year ended December 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Cover
2. The cover page of your Form 10-K for the year ended December
31,
2004 shows Commission File No. 333-53276, while your Form 10-Q for the period ended April 3, 2005 shows 0-21314. Please check your file number and use the same one on your Form 10-K and 10-Q filings.

Item 1. Business

Business Segments
3. Your disclosure regarding raw materials indicates that you have domestic and international multi-year supply agreements with your customers. Please expand your disclosure for each business segment to discuss whether you enter into contracts with your customers. If so, please describe the types of contracts you enter into and the general terms of these contracts. Additionally, you disclosed that generally you have been able to pass on to your customers tin-plate price increases and, in some cases, other raw material costs. Please disclose the types of costs you are unable to pass on to your customers. If the costs you are unable to pass along to your customers are significant, please include a discussion regarding them in your MD&A and their related affects on your results of operations.

Raw Materials
4. Your disclosure states that tin-plate represents your largest raw material cost. Please expand your disclosure to discuss any purchase agreements you have entered into regarding tin-plate. If material, please also include this amount in your table of contractual obligations and note 8 to the financial statements.




Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Year Ended December 31, 2004 Compared To Year Ended December 31,
2003
5. Please expand your comparative disclosure to discuss the effects the idling of certain product lines associated with your German food can business had on your net sales and gross profits. If material, please include this discussion in note 14 to the financial statements.

Liquidity and Capital Resources
6. Your disclosure indicates that you are required to prepay a portion of the Term B loan upon the occurrence of certain specified events. Please expand your disclosure to include the types of events that would require you to prepay a portion of the Term B loan.
7. Please expand your disclosure to discuss material changes in the balance sheet, including, but not limited to the following:
* other current assets,
* other non-current assets, and
* accrued expenses.
8. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
9. Your disclosure regarding liquidity and capital resources states that you are contractually committed to spending 39% of the costs to complete projects included in construction in progress. Please revise your table of contractual obligations to include these amounts and any other purchase commitments you may have.

Report of Independent Registered Public Accounting Firm
10. The audit opinion included in your Form 10-K for the year ended
December 31, 2004 does not include an explanatory paragraph for the change in accounting principle relating to your inventory. Please obtain an audit opinion from your auditor that includes this explanatory paragraph. In doing so, please file an amended Form 10-
K.  Refer to AU Section 420.06.

Financial Statements

Statement of Cash Flows
11. Please present cash flows related to the changes in other assets separately from those related to the change in other liabilities, rather than combining them in the other, net line item of your cash provided by operating activities section. See SFAS 95.
12. It appears as though you have included capital expenditures relating to restructuring in investing activities. Please tell us how you determined these costs should be included as investing activities.

Notes to Financial Statements

(2) Summary of Significant Accounting Policies

(c) Inventories
13. Your disclosure indicates that you changed your accounting principle from using LIFO to using FIFO to record inventory costs. You further disclose that this change was made to provide a better matching of revenue and expenses. Please tell us how you considered the following items in concluding the change was justified:
* your largest component cost of your products is steel, which you disclosed suppliers have already announced price increases for 2005 to be as much as 26% higher than in 2004,
* your MD&A discusses that the decrease in Aerosol gross profit was due to increased raw material costs associated with steel surcharges,
* your MD&A discloses that you were not able to recover all of the costs increases for 2004 from your customers, and
* your liquidity indicates that the decrease in cash was primarily due to increased use of working capital in 2004, driven by accelerated inventory purchases in advance of 2005 price increases.
14. Please provide us with the analysis you performed for each of the two years ended December 31, 2003 in concluding the accounting change from LIFO to FIFO was not material enough to require retroactive restatement under paragraph 27 of APB 20. Please provide a similar analysis for each quarter during the two years ended December 31, 2003 and the first two quarters of 2004.

(h) Revenue
15. Your disclosure regarding raw materials in Item 1 states that your ability to pass on cost increases can be limited by the terms of your contracts. Please also expand your disclosure to discuss your policy and accounting treatment for contracts in which a loss exists, including how these are identified and when these losses are recorded. If material, please include in your disclosure the amount recorded for contracts that incurred losses in the periods presented.
Please also disclose the nature of the losses.

(o) Consolidation
16. You disclosed that because the Argentinean peso denominated portion of the investment in Formametal would not be settled in the foreseeable future, you reduced the investment balance and recorded to accumulated other comprehensive loss a charge of $15.4 million. Please tell us the accounting literature you used to determine that this amount should be recorded to other comprehensive income rather than an expense in your statements of operations. In addition, you disclosed that you have a $7.5 million receivable with Formametal. Please expand your disclosure to indicate if any amounts have been reserved against this balance.

(8) Commitments and Contingencies

Leases
17. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.







Item 15. Exhibits and Financial Statement Schedules

Exhibits
18. Please amend your Form 10-K for the year ended December 31,
2004
and your subsequent Forms 10-Q to include under Exhibit 32 the
Section 1350 certifications for each of your principal executive and principal financial officers. Refer to Item 601 of Regulation S-K.
In doing so, please ensure that you refile each filing in its entirety with recently dated certifications as well.
19. Please file as an exhibit to your Form 10-K the agreement relating to your Term B term loan entered into during 2004.


Form 10-Q for the period ended April 3, 2005

Comments applicable to your overall filing
20. Please address the comments above in your interim Forms 10-Q as well.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.






	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Philip R. Mengel
U.S. Can Corporation
June 22, 2005
Page 1 of 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE